

July 13, 2020

Renmei Ouyang
Chief Executive Officer
TD Holdings, Inc.
Room 104, No. 33 Section D
No. 6 Middle Xierqi Road
Haidian District, Beijing, China 100085

      Re: TD Holdings, Inc.
          Registration Statement on Form S-3
          Filed July 8, 2020
          File No. 333-239757

Dear Ms. Ouyang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance